SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Hain Celestial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

405217100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  /  /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 13, 2010, and amended by the Amendment No. 1 to the Schedule 13D filed on May 24, 2010, Amendment No. 2 to the Schedule 13D filed on July 7, 2010, Amendment No. 3 to the Schedule 13D filed on August 10, 2010, Amendment No. 4 to the Schedule 13D filed on September 14, 2010, Amendment No. 5 to the Schedule 13D filed on December 1, 2010, Amendment No. 6 to the Schedule 13D filed on February 2, 2011, Amendment No. 7 to the Schedule 13D filed on September 3, 2013 and Amendment No. 8 to the Schedule 13D filed on September 5, 2013 by the Reporting Persons (together, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 (the “Shares”) issued by The Hain Celestial Group, Inc. (the “Issuer”) is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 12, 2013, the Reporting Persons informed the Issuer that the Reporting Persons are selling 3,589,963 Shares to Jefferies LLC, as the underwriter in a registered public offering of such shares.  A copy of the Issuer’s press release announcing the sale of Shares by the Reporting Persons is filed herewith as an exhibit.

Item 7.  Material to be Filed as Exhibits

     1          Issuer Press Release

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 9 – The Hain Celestial Group, Inc.]

EXHIBIT 1

 Free Writing Prospectus
Dated September 12, 2013
Filed Pursuant to Rule 433
Registration Statement No. 333-184584

HAIN CELESTIAL ANNOUNCES SALE OF 3,589,963 SHARES OF
COMMON STOCK BY SELLING STOCKHOLDERS

LAKE SUCCESS, NEW YORK: September 12, 2013  — The Hain Celestial Group, Inc. (Nasdaq: HAIN) (“Hain” or the “Company”) announced today that it has been informed of the sale of an aggregate of 3,589,963 shares of common stock of Hain by certain selling stockholders, including entities related to Carl C. Icahn to Jefferies LLC, as the underwriter in the registered public offering of those shares.  No shares of common stock are being sold by Hain and Hain will not receive any proceeds from the offering.

Jefferies LLC proposes to offer for sale the shares of common stock from time to time in one or more transactions on the Nasdaq, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

As a result of the consummation of the announced sale of common stock by the selling stockholders,  Mr. Icahn and the entities related to Mr. Icahn will no longer own any shares of common stock of Hain.

Hain has filed a registration statement (including a prospectus) that became automatically effective upon filing with the Securities and Exchange Commission (“SEC”) that covers the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hain has filed with the SEC for more complete information about Hain and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriter will arrange to send you the prospectus if you request it by calling toll-free at 1-877-547-6340 or by emailing prospectus_department@jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Hain Celestial Group, Inc.

The Hain Celestial Group, Inc. (NASDAQ: HAIN), headquartered in Lake Success, NY, is a leading organic and natural products company in North America and Europe. Hain Celestial participates in many natural categories with well-known brands that include Celestial Seasonings®, Earth's Best®, Ella's Kitchen®, Terra®, Garden of Eatin'®, Sensible Portions®, Health Valley®, Arrowhead Mills®, MaraNatha®, SunSpire®, DeBoles®, Gluten Free Cafe™, Hain Pure Foods®, Hollywood®, Spectrum Naturals®, Spectrum Essentials®, Walnut Acres Organic®, Imagine®, Almond Dream®, Rice Dream®, Soy Dream®, WestSoy®, The Greek Gods®, BluePrint™, Ethnic Gourmet®, Yves Veggie Cuisine®, Europe's Best®, Cully & Sully®, New Covent Garden Soup Co.®, Johnson's Juice Co.®, Farmhouse Fare®, Hartley's®, Sun-Pat®, Gale's®, Robertson's®, Frank Cooper's®, Linda McCartney®, Lima®, Danival®, GG UniqueFiber®, Natumi®, JASON®, Zia® Natural Skincare, Avalon Organics®, Alba Botanica®, Queen Helene® and Earth's Best TenderCare®.  Hain Celestial has been providing A Healthier Way of Life™ since 1993.  For more information, visit www.hain.com.

Safe Harbor Statement

This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995.  Words such as "plan," "continue," "expect," "expected," "anticipate," "estimate," "believe," "may," "potential," "can," "positioned," "should," "future," "look forward" and similar expressions, or the negative of those expressions, may identify forward-looking statements.  These forward-looking statements include the Company’s expectations relating to the timing or consummation of the offering, and growth trends, strategic initiatives and opportunities. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to the Company's ability to achieve its guidance for net sales and earnings per diluted share in fiscal year 2014 given the economic environment in the U.S. and other markets that it sells products as well as economic, political and business conditions generally and their effect on the Company's customers and consumers' product preferences, and the Company's business, financial condition and results of operations; changes in estimates or judgments related to the Company's impairment analysis of goodwill and other intangible assets, as well as with respect to the Company's valuation allowances of its deferred tax assets; the Company's ability to implement its business and acquisition strategy; the ability of the Company's joint venture investments to successfully execute their business plans; the Company's ability to realize sustainable growth generally and from investments in core brands, offering new products and its focus on cost containment, productivity, cash flow and margin enhancement in particular; the Company's ability to effectively integrate its acquisitions; the Company's ability to successfully consummate its proposed divestitures; the effects on the Company's results of operations from the impacts of foreign exchange; competition; the success and cost of introducing new products as well as the Company's ability to increase prices on existing products; availability and retention of key personnel; the Company's reliance on third party distributors, manufacturers and suppliers; the Company's ability to maintain existing customers and secure and integrate new customers; the Company's ability to respond to changes and trends in customer and consumer demand, preferences and consumption; international sales and operations; changes in fuel, raw material and commodity costs; changes in, or the failure to comply with, government regulations; the availability of organic and natural ingredients; the loss of one or more of the Company's manufacturing facilities; the ability to use the Company's trademarks; reputational damage; product liability; seasonality; litigation; the Company's reliance on its information technology systems; and the other risks detailed from time-to-time in the Company's reports filed with the  SEC, including the annual report on Form 10-K for the fiscal year ended June 30, 2013.  As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.